United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Washington, D.C. 20549-5546
Attention: Linda Cvrkel
Re: T3 Motion, Inc.
Form 10-K for Fiscal Year ended December 31, 2009
Filed March 31, 2010; File No. 333-150888
Dear Ms. Cvrkel,
This letter responds to the written comments received from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on December 13, 2010 regarding the Annual Report on Form 10-K of T3 Motion, Inc. (“T3” or the “Company”) for the fiscal year ended December 31, 2009 and Form 10-Q for the periods ended June 30, 2010 and September 30, 2010. The responses below correspond to the captions and numbers of the comments in your letter which are reproduced below in bold.
Annual Report on Form 10-K for the year ended December 31, 2009
Forward-Looking Statements and Certain Terminology, page 1
1.	In future filings, please remove the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act or make it clear that the safe harbor set forth in these sections does not apply to you. You appear to be a penny-stock issuer and, as such, are not entitled to avail yourself of the protections set forth in these sections. Alternatively, advise.

Response

So long as the Company is a penny-stock issuer, in future filings the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act will be removed from the Company’s filings.
Item 9A. Controls and Procedures, page 41
2.	We note your disclosure that management determined that your disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2009. We also note your disclosure on page 43 that you have initiated a number of corrective actions to remediate the material weaknesses in your internal procedures. Please advise as to the specific steps you have taken to remedy the deficiencies in your controls and procedures and the status of each step taken. If, in future filings, you determine that your disclosure controls and procedures are not effective, please add a risk factor to discuss this.

Response

The Company’s 2009 Annual Report on Form 10-K identified the following five summarized material weaknesses. Below each material weakness identified, we have discussed the specific steps taken to remedy the deficiencies and the status of each step taken.

(1) The Company does not have written documentation of its internal control policies and procedures.

During 2010, the Company engaged an internal controls advisory firm to document the Company’s internal controls as well as risk management analysis for all significant business cycles. The risk assessments were completed, however, the policies and procedures are still in process. Once the Company is adequately staffed over the next year, the documentation process will continue.

(2) The Company does not have sufficient segregation of duties within accounting functions, which is a basic internal control.

The Company is a small company and as such, does not have the resources to adequately staff and hire for proper segregation of duties. The Company has created the role of SEC Reporting Manager and once the role has been filled, will have the requisite U.S. GAAP technical expertise and be able to take on numerous accounting functions that will allow for more segregation of duties within various business cycles. The management team meets monthly and in 2011, will be reviewing the financial results and proving explanations to the Company’s board of directors for variances between budgeted and actual results. In addition, the board of directors has approved the 2011 budget and management will be providing a quarterly budget vs. actual analysis to the board. Management will be using this analysis and board review as an additional level of approval in order to mitigate the segregation of duties deficiency.

(3) The Company did not maintain sufficient accounting resources with adequate training in the application of GAAP commensurate with the Company’s financial reporting requirements and the complexity of the Company’s operations and transactions, specifically related to the accounting and reporting of debt and equity transactions, including derivative instruments.

The Company has created the role of SEC Reporting Manager who, when sourced and hired, will have the requisite U.S. GAAP technical expertise and be able perform the financial reporting requirement of the Company. The duties performed will be overseen by the Chief Financial Officer.

(4) We do not have sufficient policies and procedures to approve changes to shipping terms of sales agreements to ensure appropriate revenue recognition of sales transactions

During 2010, the Company implemented the appropriate levels of internal controls in order to properly account for revenue recognition. Such preventative and detective controls implemented relate to standardizing shipping terms that allow for more streamlined revenue recognition. In addition, the Corporate Controller reviews each completed sales order transaction and related shipping documentation for revenue recognition criteria as outlined in ASC 605 “Revenue

Recognition”. Further, the Company’s shipping department has increased their reporting requirements to the accounting and finance departments in order to better monitor shipment dates.

(5) We have had, and continue to have, a significant number of audit adjustments. Audit adjustments are the result of a failure of the internal controls to prevent or detect misstatements of accounting information. The failure could be due to inadequate design of the internal controls or to a misapplication or override of controls.

The Company intends to hire a SEC Reporting Manager who will demonstrate the requisite U.S. GAAP technical expertise and be able perform the financial reporting requirements of the Company. The new role will be supervised and all work reviewed by the Chief Financial Officer. On a quarterly basis, accounting management conducts an in-depth review and analysis of quarterly financial statements for proper accounting treatment.

In future filings, if our disclosure and internal controls procedures remain ineffective, we will add a risk factor to discuss them.
Executive Officers and Directors, page 44
3.	In future filings, please revise to include the specific attributes, experience, qualifications or skills that led to the decision that each of your directors should serve on your board. Refer to Item 401(e) of Regulations S-K.

Response

In part III, Item 10, under the heading Biographical Information, the Company would like to point out on pages 44-45 the specific attributes, experience and qualifications that were described about each of the Company’s officers and directors which the Company believes provides detail to satisfy Item 401(e) of Regulation S-K.
Executive Compensation Program, page 48
4.	From the statement that you consider “competitive industry salaries” in determining base salaries, it appears that you benchmark. Please confirm that in future filings you will name the companies you use in determining “competitive industries salaries” or advise.

Response

The Company has not performed any benchmarking as described in item 401(b) (2) (xiv) of Regulation S-K while determining executive compensation. The Company in future filings will remove such reference to “competitive industry salaries” so there is no confusion of any performance of benchmarking done by the Company.
Signatures, page 63
5.	In future filings, please revise to include the signature of your principal accounting officer or controller. Refer to the Instructions to Form 10-K.
Response

The Company’s Chief Financial Officer, Kelly Anderson, is the principal accounting officer as described in Exhibits 31.2 and 32.2. In future filings, we will clarify page 63 to reflect her title as both principal finance and accounting officer as was done in Exhibits 31.2 and 32.2.
Report of Independent Registered Public Accounting Firm, page F-2
6.	Please amend your 10-K to file the updated auditors’ report as soon as practical after all comments are cleared.
Response
The Company had discussions with their independent auditors, KMJ Corbin & Company LLP, and they will revise the report of independent registered public accounting firm to add the following paragraph:
“As discussed in Note 9 to the consolidated financial statements, effective January 1, 2009, the Company changed the manner in which it accounts for certain financial instruments that are indexed to its stock due to the adoption of a new accounting standard.”
The Company will file an amended December 31, 2009 Form 10-K once all comments from this letter are cleared.
Form 10-Q for the quarter ended June 30, 2010
Notes to Consolidated Financial Statements
Note 4 Related Party Notes Payable, page 10
7.	We note from your disclosure on page 11 that the note payable and accrued interest was not repaid in full by April 2010 and as a result, additional warrants were issued to Immersive for an extension of the maturity date to March 31, 2011 and such warrants were recorded as a debt discount. Furthermore, we also note that interest was amended to 15%. Please tell us what consideration was given to the guidance in ASC 470-50-40 in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.
Response
As discussed on page 11, the Immersive note was amended to extend the maturity date to March 31, 2011. Pursuant to the amended note agreement, as consideration for the extension of the maturity date, the Company issued Class G warrants to Immersive for the purchase of up to 1,040,000 shares of the Company’s common stock at an exercise price of $0.70 per share. The terms of the Class G warrants are substantially similar to prior Class G warrants issued by the Company. The Class G warrants were analyzed under ASC 815-10-15-74, and were determined to be a derivative liability as the warrants are not indexed to the Company’s own stock due to a “down round” protection feature. Further, in connection with the amended note agreement, the interest rate was amended to 15%.

In connection with this transaction, the Company considered the guidance under ASC 470-50-40 which establishes criteria for modifications and debt extinguishment. The Company considered the guidance in ASC 470-50-40-10 which indicates that debt instruments are considered to be substantially different if “the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.” ASC 470-50-40-10(b) further states that if the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except when “a modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option...is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.” Per ASC 470-50-40-11, the guidance in ASC 470-50-40-10(b) “does not address modifications or exchanges of debt instruments in circumstances in which the embedded conversion option is separately accounted for as a derivative under Topic 815: before the modification, after the modification, or both before and after the modification,” and therefore, the note’s embedded conversion option (which is separately accounted for as a derivative liability) would be excluded from the 10 percent cash flow calculation. Although the guidance does not specifically discuss warrants, the derivative feature of the warrants issued (which is separately accounted for as a derivative liability under the guidance in ASC 815-10-15-74) is similar to the conversion feature of the note, and therefore, would also be excluded (by analogy) from the 10 percent cash flow calculation in determining whether the modification results in a debt extinguishment.
The Company performed a calculation and determined that the present value of the change in cash flows as a result of the modification of the interest rate from 12% to 15% was only 3%.
Based on the foregoing, the Company determined that the debt instrument was not considered to be substantially different based on the above criteria, and as such the transaction was accounted for as a modification of the terms of the original debt.
Form 10-Q for the quarter ended September 30, 2010
Condensed Consolidated Statements of Cash Flows (Unaudited), page 5
Supplemental Disclosure of Cash Flow Information, page 6
8.	Please tell us the nature of the line item “Deposits for equipment” in the amount of $470,599 for the nine months ended September 30, 2010. Given that deposits are usually paid in cash, your response should clearly explain why this amount represents a noncash activity.
Response
The Company’s equipment deposit relates to the settlement of litigation in the matter of Preproduction Plastics, Inc. (“PPI”) v. T3 Motion., Inc. Ki Nam and Jason Kim as described on page 19 of the September 30, 2010 Form 10-Q. As described, the total award to PPI was $493,468 with $470,599 relating to remaining deposits due to PPI for the manufacturing of tooling equipment for the Company and $22,869 for legal fees. The Company did not pay cash for the $470,599 deposit, but rather executed a promissory note with PPI as described on page 19. The Company has recorded such obligation on the consolidated balance sheet with a corresponding increase in deposits for equipment of $470,599 and a charge to legal expense of $22,869. The Company continues to make scheduled payments to PPI in accordance with the settlement agreement so the Company may receive the tooling equipment which is needed to manufacture its product.
Statements of Stockholders’ Equity
9.	We note from your disclosures in the notes to the consolidated financial statements the occurrence of a significant number of equity transactions during fiscal 2010. Given the increased level of activity affecting your stockholders’ equity accounts, we believe you should provide statements of stockholders’ equity in the future filings to assist readers with understanding how such transactions affect your stockholders’ equity accounts. As part of your next response, please provide us with your statements of stockholders’ equity for the nine months ended September 30, 2010 and confirm to us that you will comply with this comment with subsequent Form 10-Qs that have significant equity transactions.
Response
In future Form 10-Q filings the Company will include a consolidated statement of stockholders’ equity. The Company’s consolidated statement of stockholders’ equity for the nine months ended September 30, 2010 is as follows:

							Accumulated
		Preferred		Common			Other
	Preferred	Stock	Common	Stock	Additional	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Income	(Deficit) Equity
Balance, December 31, 2009	12,347,563	$12,348	44,663,462	$44,664	$23,356,724	$(33,062,174)	$4,025	$(9,644,413)

Recission of common stock for cash, net	—	—	(125,000)	(125)	(249,875)	—	—	(250,000)

Issuance of preferred stock	1,155,000	1,155	—	—	1,153,845	—	—	1,155,000
Conversion of preferred stock to common stock	(2,000,000)	(2,000)	4,000,000	4,000	(2,000)	—	—	—
Issuance of common stock for investor relations	—	—	20,000	20	9,980	—	—	10,000

Preferred stock deemed dividend	—	—	—	—	2,962,300	(2,962,300)	—	—
Preferred stock discount related to conversion feature and warrants	—	—	—	—	(1,401,360)	—	—	(1,401,360)
Reclassification of derivative liability to equity due to conversion of preferred stock to common stock	—	—	—	—	1,121,965	—	—	1,121,965

Share-based compensation expense	—	—	—	—	647,098	—	—	647,098

Foreign currency translation loss	—	—	—	—	—	—	318	318
Net Loss	—	—	—	—	—	(4,390,237)	—	(4,390,237)

Balance, September 30, 2010	11,502,563	$11,503	48,558,462	$48,559	$27,598,677	$(40,414,711)	$4,343	$(12,751,629)

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          T3 Motion acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Sincerely,
Kelly Anderson
Executive Vice President
Chief Financial Officer